UNITED STATED SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

02048552

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2002

ALMADEN MINERALS LTD.
(Name of Registrant)

750 W Pender Street #1103, Vancouver, BC V6C 2T8

1. News release, dated: 06/10/02

SEC MAIL PROCESSING
RECEIVED
JUL 09 2002
WASH. D.C. 152 SECTION

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.- SEC File No.0-28528
(Registrant)

Date July 4, 2002

By ______________________________
James D. Poliquin, President/Director

ALMADEN
MINERALS LTD.

1103 - 750 West Pender St.
Vancouver, B.C.
V6C 2T8 Canada
Tel: (604) 689 - 7644
Fax: (604) 689 - 7645
Email: info@almadenminerals.com
Website: www.almadenminerals.com

NEWS RELEASE June 10, 2002

Trading Symbol: AMM - TSX

Almaden Minerals Ltd. (Almaden) has entered into an option agreement with Wheaton River Minerals Ltd. (Wheaton) for Almaden's Siwash Gold Property near Merritt, BC. Under the terms of this agreement, Wheaton will provide $350,000 to be spent on exploration of the property during 2002, with work being conducted by Almaden.

Once the full expenditure is complete, Wheaton shall have earned a ten percent interest in the property. Wheaton will have a right to convert this interest into shares of Almaden at a conversion price of ninety cents ($.90), with the number of shares to be issued to Wheaton being equal to $350,000 divided by the conversion price. Almaden shall also have the right to reacquire the interest earned in the property by Wheaton at the same conversion price and for the same number of shares outlined above.

Almaden will use these funds this summer to conduct surface exploration including diamond drilling to extend the known gold bearing veins, seek new parallel veins, and test other known geochemical gold anomalies on the property.

The property produced 51,753 ounces of gold from 18,414 tons of ore in the 1990's. Current estimated resources on the property are 123,000 tons at an average grade of 1.153 ounces of gold per ton.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.